EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Three Months Ended
	April 3, 2016	April 5, 2015
Earnings:

Income before income taxes	$339,729	$374,804

Add (deduct):

Interest on indebtedness	21,350	20,007
Portion of rents representative of the interest factor (a)	2,388	2,774
Amortization of debt expense	409	294
Amortization of capitalized interest	611	588
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(448)	(1,826)

Earnings as adjusted	$364,039	$396,641

Fixed Charges:

Interest on indebtedness	$21,350	$20,007
Portion of rents representative of the interest factor (a)	2,388	2,774
Amortization of debt expense	409	294
Capitalized interest	2,175	3,017

Total fixed charges	$26,322	$26,092

Ratio of earnings to fixed charges	13.83	15.20

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.